Exhibit 99.55

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS SUCH UNITS ARE INCLUDED IN AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY HAS BEEN DELIVERED TO THE EFFECT THAT REGISTRATION OF THE UNITS UNDER SUCH LAWS IS NOT REQUIRED.

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF BSR TRUST, LLC

Dated as of May 18, 2018

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

BSR TRUST, LLC

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF BSR TRUST, LLC

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF BSR TRUST, LLC

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF BSR TRUST, LLC

FOURTH AMENDED AND RESTATED LIMITED LIABILITY
COMPANY AGREEMENT OF BSR TRUST, LLC

THIS FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of BSR Trust, LLC, a Delaware limited liability company (the “Company”), dated and effective as of May 18, 2018 (this “Agreement”), is entered into by and among those Persons listed as Members on Exhibit A hereto, all Persons who may hereafter be admitted to the Company as Members pursuant to the provisions of the Delaware Limited Liability Company Act, Delaware Code, Title 6, Section 18-101, et seq., as amended from time to time (the “Delaware Act”), and this Agreement, and for the limited purposes set forth herein and not as a Member of the Company, BSR Real Estate Investment Trust (the “REIT”).

WITNESSETH:

WHEREAS, the Company was formed pursuant to the Delaware Act by the filing of a Certificate of Formation dated May 1, 2008, which was amended on August 13, 2012 to change the name of the Company from Summit Housing Partners, LLC to BSR Trust, LLC (as amended, the “Certificate”) with the office of the Secretary of State of the State of Delaware;

WHEREAS, the Company adopted a Limited Liability Company Agreement effective as of September 23, 2008, which was amended by a First Amendment, dated November 1, 2009, a Second Amendment, dated November 9, 2009, a Third Amendment, dated March 26, 2010, and which was further amended and restated pursuant to that certain Amended and Restated Limited Liability Company Agreement of the Company dated August 10, 2012, that Second Amended and Restated Limited Liability Company Agreement of the Company dated December 18, 2013, and that Third Amended and Restated Limited Liability Company Agreement of the Company dated June 1, 2017 (collectively, the “Prior Agreement”);

WHEREAS, the parties desire to enter into this Agreement to amend and restate the Prior Agreement and to provide for the management of the Company and the obligations and rights of its Members; and

WHEREAS, the REIT intends to qualify as a real estate investment trust under the Code (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE I.
DEFINITIONS

The following terms used in this Agreement shall have the meanings specified below (unless otherwise expressly provided herein). Certain additional defined terms are set forth elsewhere in this Agreement.

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“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)	credit to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)	debit to such Capital Account the items described in Regulation Section 1.704-1(b)(2)(ii)(d)(4)-(6).

“Affected Tax Return” means the audit of any tax return of the Company.

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling fifty percent (50%) or more of the outstanding voting interests of such Person, (iii) any Person of which such Person owns or controls fifty percent (50%) or more of the voting interests or (iv) any officer, director, general partner, limited liability company manager or trustee of such Person or any Person referred to in clauses (i), (ii), and (iii) above. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing .

“Agreed Value” means the fair market value of a Member’s non-cash Capital Contribution as of the date of contribution as agreed to by such Member and the Board of Directors.

“Agreement” has the meaning specified in the introductory paragraph.

“Asset” means any Property, Mortgage, other debt or other investment (other than investments in bank accounts, money market funds or other current assets) owned by the Company, directly or indirectly through one or more of its Company-owned Entities.

“Bailey/Hughes Holders” means those Class B Unitholders set forth in Exhibit B.

“Benefit Plan Investor” means (i) any “employee benefit plan” as defined by ERISA, regardless of whether it is subject to ERISA, (ii) any plan as defined in Section 4975 of the Code, and (iii) any entity deemed for any purpose of ERISA or Section 4975 of the Code to hold assets of any such employee benefit plan or plan due to investments made in such entity by such employee benefit plans and plans.

“Board of Directors” has the meaning specified in Section 4.1.

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“Book Value” of a Company asset shall mean, as of any particular date, the value at which the asset is properly reflected on the books of the Company, as of such date in accordance with the provisions of Section 1.704-1(b) of the Regulations. The initial Book Values of the assets shall be the gross fair market value of such assets (without reduction for indebtedness to which such assets may be subject) as determined by the Board of Directors. Such Book Value shall be adjusted for Book Depreciation with respect to such assets, rather than for the cost recovery deductions to which the Company is entitled for income tax purposes with respect to such assets.

“Capital Account” shall mean the Capital Account maintained by the Company for each Member. The balance of each Member’s Capital Account, as of any particular date, shall be an amount equal to the sum of the following:

(i)	The cumulative amount of cash that has been contributed to the capital of the Company by such Member as of such date; plus

(ii)	The agreed upon net fair market value (meaning net of any indebtedness encumbering any property) as of the date of contribution of any Property other than cash that has been contributed to the capital of the Company by such Member as of such date and the amount of any Company liabilities assumed by such Member or secured by Company Property distributed to such Member; plus

(iii)	The cumulative amount of Gross Income, Profit and other items of income and gain for the Fiscal Year ending prior to such date that have been, or are required to be, allocated to such Member under Article VI hereof, minus

(iv)	The cumulative amount of Loss and other items of loss and deduction for the Fiscal Year ending prior to such date that have been, or are required to be, allocated to such Member under Article VI hereof, and minus

(v)	The cumulative amount of cash and the agreed upon net fair market value (as of the date of distribution) of all other Property that has been distributed to such Member by the Company as of such date and the net amount of any liabilities of such Member assumed by the Company or secured by Property contributed by such Member.

A Member’s Capital Account shall also be increased or decreased as of such date to reflect any items described in Section 1.704-1(b)(2)(iv) of the Regulations that are required to be reflected in such Member’s Capital Account under such Regulation (including Section 1.704-1(b)(2)(iv)(g) if Section 704(c) of the Code applies to any Property of the Company) and which are not otherwise taken into account in computing such Capital Account under this definition.

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“Capital Contribution” means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed by such Member to the Company pursuant to this Agreement.

“Cash Amount” means an amount of cash per Class B Unit equal to the Value of the REIT Units Amount on the date of receipt by the Board of Directors of Notice of Redemption or, if such Notice of Redemption is delivered in advance of the Redemption Event, the date of such Redemption Event.

“Certificate” means the Certificate as specified in the recitals, as the same may be amended and/or restated from time to time.

“Class A Unitholder” means any holder of Class A Units.

“Class A Units” means units of a series of Interests designated as “Class A Units” and having the attributes set out in Section 3.5(a).

“Class B Unitholder” means any holder of Class B Units.

“Class B Units” means units of a series of Interests designated as “Class B Units” and having the attributes set out in Section 3.5(b).

“Code” means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

“Company” has the meaning set forth in the introductory paragraph hereto.

“Company Expenses” means all administrative and operating costs and expenses and other expenses incurred by the Company, the Board of Directors or US Holdco, including any salaries or other payments to directors, officers and/or employees of any of the foregoing, and any accounting and legal expenses of any of the foregoing, all of which costs and expenses the Members have agreed are expenses of the Company.

“Company-owned Entity” means any partnership, limited liability company or other entity in which the Company has a direct or indirect ownership interest.

“Company Loan” has the meaning set forth in Section 7.1(c) hereof.

“Company Minimum Gain” has the meaning of Partnership Minimum Gain set forth in Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Company Nonrecourse Deductions” means any loss, deduction, or Code Section 705(a)(2)(B) expenditure, or item thereof, that is attributable to nonrecourse liabilities of the Company as defined in Regulations Section 1.752-1(a)(2).

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“Company Record Date” means the record date established by the Board of Directors for the distribution of cash pursuant to Section 7.1 hereof, which record date shall be the same as the record date established by the REIT for a distribution to its unitholders of some or all of its portion of such distribution.

“Conversion Factor” means 1.0, provided, however, that in the event that the REIT (i) declares or pays a dividend on its outstanding REIT Units in REIT Units or makes a distribution to all holders of its outstanding REIT Units in REIT Units (and a corresponding and economically equivalent distribution of REIT Units is not paid to the Class B Unitholders in respect of the Class B Units held by them), (ii) subdivides its outstanding REIT Units into a greater number of REIT Units, or (iii) combines its outstanding REIT Units into a smaller number of REIT Units, the Conversion Factor shall be adjusted by multiplying the then-existing Conversion Factor by a fraction, the numerator of which shall be the number of REIT Units issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of REIT Units (determined without the above assumption) issued and outstanding on such date; provided, further, that in the event of a merger, consolidation or other combination or similar transaction involving the REIT in which the REIT is not the surviving entity (the surviving entity, the “Successor Entity”), the Conversion Factor shall be adjusted by multiplying the then-existing Conversion Factor by the number of shares of the Successor Entity into which one REIT Unit is converted pursuant to such merger, consolidation or combination, determined as of the date of such merger, consolidation or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event; provided, further, that if the REIT receives a Notice of Redemption after the record date but prior to the effective date of such dividend, distribution, subdivision or combination, the Conversion Factor shall be determined as if the REIT had received the Notice of Redemption immediately prior to the record date for such dividend, distribution, subdivision or combination.

“Covered Person” means the REIT, any Director, officer, employee or agent of the Company or the REIT.

“Cut-Off Date” means the fifth (5th) Business Day after the Company’s receipt of a Notice of Exercise of Redemption Right.

“Declaration of Trust” means that certain Declaration of Trust of the REIT, as amended, restated or supplemented from time to time.

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such

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year or other period bears to such beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Board of Directors.

“Directors” has the meaning specified in Section 4.1 hereof.

“Equity Interests” means, with respect to any Person, shares of capital stock or securities of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock or securities of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock or securities of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute.

“Excepted Holder Limit” has the meaning set forth in the Declaration of Trust.

“Event of Bankruptcy” as to any Person means (i) the filing of a petition for relief as to such Person as debtor or bankrupt under Title 11, U.S. Code, Sections 101 et seq., or similar provision of law of any jurisdiction (unless such petition is contested by such Person and is dismissed within ninety (90) days); (ii) insolvency or bankruptcy of such Person as finally determined by a court proceeding; (iii) filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; or (iv) commencement of any proceedings relating to such Person as a debtor under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within ninety (90) days.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 10.2 hereof.

“GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.

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“Gross Income” means, for each Fiscal Year, an amount equal to the Company’s gross income as determined for U.S. federal income tax purposes for such Fiscal Year but computed with the adjustments specified in paragraphs (a) and (d) of the definition of Profit or Loss.

“HUD” means the U.S. Department of Housing and Urban Development.

“IFRS” means the International Financial Reporting Standards.

“Independent Trustees” shall have the meaning given to such term in the Declaration of Trust.

“Interest” means a Member’s Equity Interest in the Company comprised of such Member’s Class A Membership Interest and/or Class B Membership Interest and represented by Class A Units and/or Class B Units, and all the rights and obligations of membership granted pursuant to this Agreement and the Delaware Act.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and any successor statute.

“Investor Rights Agreement” means the investor rights agreement among the Company, the REIT, and the Bailey/Hughes Holders, as amended, restated, or supplemented from time to time.

“Listed” means the state of the REIT Units (and any securities received by holders of REIT Units in exchange for REIT Units) as long as the REIT Units (or securities received by holders of REIT Units in exchange for REIT Units) are listed on a stock exchange.

“LRC Liability” means any and all guarantees, indemnities and surety obligations of the Company that are subject to indemnification by Ledic Realty Company, LLC and/or otherwise relate to an asset or liability that was transferred to or assumed by Ledic Realty Company, LLC in the divestiture of the affordable asset portfolio.

“Member” means each holder of any Units, in its capacity as a “member” of the Company within the meaning of the Delaware Act, who has been admitted by the Company as provided by the Certificate and this Agreement, including without limitation each Class A Unitholder and Class B Unitholder. “Members” means all of such Persons.

“Member Nonrecourse Debt” shall have the meaning of “Partner Nonrecourse Debt” set forth in Regulation Section 1.704-2(b)(4) and 1.752-2.

“Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation Section 1.704-2(i)(3).

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LIMITED LIABILITY COMPANY AGREEMENT

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“Member Nonrecourse Deductions” has the meaning of Member Nonrecourse Deductions set forth in Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Notice of Redemption” means the Notice of Exercise of Redemption Right substantially in the form attached as Exhibit C hereto.

“Nonrecourse Deductions” has the meaning set forth in Regulation Section 1.704-2(b)(1).

“Nonrecourse Liability” has the meaning set forth in Regulation Section 1.704-2(b)(3).

“Offer” has the meaning set forth in Section 11.1(a)(ii) hereof.

“Offering” means the initial public offering of the REIT Units to the public.

“Partnership Representative” has the meaning specified in Section 10.5(a).

“Person” means an individual or a corporation, partnership, limited liability company, trust, unincorporated organization, association or other entity.

“Prior Agreement” has the meaning set forth in the recitals.

“Profits” and “Losses” means, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)	Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(ii)	Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(iii)	In the event the Book Value of any Company asset is adjusted pursuant to clause (ii) or (iii) of the definition thereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv)	Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed

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of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(v)	In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation; and

(vi)	Notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Section 6.2 hereof shall not be taken into account in computing Profits or Losses.

“Property” means any real property and improvements, or other investments, assets or properties, whether tangible or intangible, including securities, in which the Company or any Company-owned Entity holds any direct or indirect ownership interest.

“Real Estate Investment Trust” means a real estate investment trust under Sections 856 through 860 of the Code.

“Redeem” has the meaning set forth in Section 8.11(a).

“Redemption” has the meaning set forth in Section 8.11(a).

“Redemption Event” has the meaning set forth in Section 8.11(a).

“Redemption Right” has the meaning set forth in Section 8.11(a).

“Regulation(s)” means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time.

“REIT” has the meaning set forth in the preamble.

“REIT Unit” means an ownership interest in the REIT represented by one unit of the REIT.

“REIT Units Amount” means a number of REIT Units equal to the product of the number of Class B Units offered for redemption by a Tendering Party, multiplied by the Conversion Factor as adjusted to and including the Specified Redemption Date; provided that in the event the REIT issues to all holders of REIT Units rights, options, warrants or convertible or exchangeable securities entitling the REIT unitholders to subscribe for or purchase REIT Units, or any other security or property (collectively, the “rights”), and the rights have not expired at the Specified Redemption Date, then the REIT Units Amount shall also include the rights issuable to a holder of the REIT Units Amount of REIT Units on the record date fixed for purposes of determining the holders of REIT Units entitled to rights.

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“REIT Unit Ownership Limit” has the meaning given to the term “Unit Ownership Limit” in the Declaration of Trust.

“Securities Acts” shall have the meaning specified in Section 14.5 hereof.

“Service” means the U.S. Internal Revenue Service.

“Specified Redemption Date” means the third (3rd) Business Day following the Cut-Off Date.

“Subsidiary” means, with respect to any Person, any real estate investment trust, corporation, partnership, limited liability company, trust, joint venture, or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding Equity Interests is owned, directly or indirectly, by such Person.

“Substitute Member” means any Person admitted to the Company as a Member pursuant to Section 12.2 hereof.

“Successor Entity” has the meaning set forth in the definition of “Conversion Factor”.

“Survivor” has the meaning set forth in Section 11.1(b) hereof.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, in each case as the same may be amended from time to time.

“Tendered Units” has the meaning set forth in Section 8.11(a) hereof.

“Tendering Party” has the meaning set forth in Section 8.11(a) hereof.

“Transaction” has the meaning set forth in Section 11.1(a) hereof.

“Transfer” has the meaning set forth in Section 12.1(a) hereof.

“Trustees” means the members of the Board of Trustees of the REIT.

“Unadmitted Assignee” has the meaning set forth in Section 12.3 hereof.

“Underwriters” shall mean the lead underwriter(s) of the Offering.

“Unit Applicable Percentage” has the meaning set forth in Section 8.11(b) hereof.

“Units” means the Class A Units, the Class B Units and any other class of Company Interests issued pursuant to Section 4.2(a)(i).

“U.S.” means the United States of America.

“US Holdco” means BSR REIT Holdings, Inc., a Delaware corporation.

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“Value” means the fair market value per REIT Unit which will equal (i) if REIT Units are Listed, the volume weighted average price of all REIT Units traded on the Toronto Stock Exchange (or such other stock exchange that is the principal stock exchange for the REIT Units) for the five (5) trading days immediately preceding the date of receipt by the Board of Directors of Notice of Redemption, or if such Notice of Redemption is delivered in advance of the Redemption Event, the date of such Redemption Event, or (ii) if REIT Units are not Listed, such price per REIT Unit as majority of the Trustees determine in good faith.

“Withdrawing Member” has the meaning set forth in Section 12.7 hereof.

ARTICLE II.

FORMATIONAL MATTERS

Section 2.1.        Formation. The formation of the Company as a limited liability company pursuant to the provisions of the Delaware Act is hereby confirmed. Except as expressly provided herein to the contrary, the rights and obligations of the Members and the administration and dissolution of the Company shall be governed by the Delaware Act. The Interest of each Member shall be personal property for all purposes.

Section 2.2.        Name. The name of the Company is “BSR Trust, LLC”. The Company’s business may be conducted under any other name or names deemed advisable by the Board of Directors. The Board of Directors, with the consent, or at the direction of, the REIT, may change the name of the Company at any time and from time to time and shall notify the Members of such change.

Section 2.3.        Registered Office; Principal Office.

(a)          The address of the registered office of the Company in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware at such registered office shall be The Corporation Trust Company. The Board of Directors, in its sole discretion, may change the registered agent and appoint successor registered agents. The sole duty of the registered agent as such is to forward to the Company any notice that is served on it as registered agent.

(b)          The principal place of business of the Company shall be located at 1400 West Markham Street, Suite 202, Little Rock, Arkansas 72201. The Board of Directors may at any time change the location of such office, provided the Board of Directors gives reasonably prompt notice to the Members of any such change.

(c)          The Company may maintain offices at such other place or places as the Board of Directors deem necessary or appropriate.

Section 2.4.        Purpose. The purpose for which the Company is formed is to own, develop and operate real estate, and to engage in any and all other lawful businesses, purposes or

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acts under the Delaware Act; provided, however, that such business shall be limited to and conducted in such a manner as to permit the REIT at all times to qualify as a Real Estate Investment Trust, unless the REIT otherwise ceases to qualify as a Real Estate Investment Trust, and in a manner such that the REIT will not be subject to any taxes under Section 857 or 4981 of the Code or become a “SIFT Trust” for purposes of the Tax Act.

Section 2.5.        Powers. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to the furtherance and accomplishment of the purpose and business described in Section 2.4, including, without limitation, the power and authority to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Delaware Act in any state, territory, district or possession of the United States or in any foreign country that may be necessary or incidental to the accomplishment of the purpose of the Company. The Company may contribute from time to time Company capital to one or more newly formed entities solely in exchange for equity interests therein.

Section 2.6.        Duration. The Company shall have perpetual duration, unless the Company shall sooner be dissolved in accordance with this Agreement.

ARTICLE III.
MEMBERS

Section 3.1.        Members. The name and mailing address of each Member and the number of Class A Units and/or Class B Units issued to each Member shall be set forth in Exhibit A, which is attached hereto and made a part hereof. The Board of Directors shall update Exhibit A from time to time and as soon as reasonably practical after any changes in the information contained therein to accurately reflect the Members’ names, addresses and holdings, and/or to reflect any unit split or dividend. Any reference in this Agreement to Exhibit A shall be deemed to be a reference to the Exhibit A as amended and in effect from time to time.

Section 3.2.        Requirement of Pre-Approval from HUD for Certain Members. So long as the Company owns, develops or operates any property affiliated with HUD, any Member acquiring an Interest in the Company that would require HUD approval shall first obtain advance approval from HUD through HUD’s previous participation clearance process.

Section 3.3.        Resignation of Members. Each Member covenants and agrees that it will not voluntarily resign from the Company as a Member, within the meaning of Section 18-603 of the Delaware Act, effective at any time prior to the dissolution of the Company except in connection with any transfer of a Member’s Interest in compliance with Article XII.

Section 3.4.        Classes of Units. The Interests will be divided into and represented by an unlimited number of units designated as “Class A Units” and an unlimited number of units designated as “Class B Units.” Each of the Interests will represent an interest in the Company having the rights set forth in Section 3.5 and will entitle the holder thereof to the rights and

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benefits of this Agreement. The Members and the respective Units held by each of them is as set forth on Exhibit A attached hereto, with any changes or additions to be reflected on the books and records of the Company without the need to amend this Agreement.

Section 3.5.        Attributes of Units.

(a)          The Class A Units will have attached thereto the preferences, rights, restrictions, conditions and limitations as provided in this Agreement and as follows:

(i)	Except as otherwise provided in this Agreement, no Class A Unit shall have any preference or right in any circumstances over any other Class A Unit.

(ii)	The Class A Unitholders shall have the right to one (1) vote for each Class A Unit held in respect of all matters to be decided by the Members.

(iii)	The Class A Units represent the right to participate in the distributions of the Company as provided for herein.

(b)          The Class B Units will have attached thereto the preferences, rights, restrictions, conditions and limitations as provided in this Agreement and as follows:

(i)	Except as otherwise provided in this Agreement, no Class B Unit shall have any preference or right in any circumstances over any other Class B Unit.

(ii)	Except as otherwise provided in this Agreement or as required by law, the Class B Unitholders shall not have the right to exercise any votes in respect of matters to be decided by the Members.

(iii)	The Class B Units represent the right to participate in the distributions of the Company as provided for herein.

(iv)	Notwithstanding anything in this Agreement, in no event shall the Class B Unitholders be entitled to receive REIT Units if such action would jeopardize the REIT’s status as a “mutual fund trust” under the Tax Act. In the event this Section 3.5(b)(iv) applies, the rights of a Class B Unitholder will remain unaffected until such time as such exchange may be made in accordance with this Section 3.5(b)(iv).

(v)	If at any time the holders of REIT Units are granted any rights to participate in a distribution reinvestment program or rights offering of the REIT, then the Class B Unitholders will, subject to any required statutory or regulatory order or waiver, be entitled to participate in such distribution reinvestment program or rights offering on an equal unit for unit basis with the holders of REIT Units. The REIT and the Board of Directors will

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undertake all reasonable steps and actions as are required to require the Trustees to offer such participation and rights to the Class B Unitholders and to obtain any required statutory or regulatory order or waiver.

Section 3.6.        Certificates Describing Units. At the request of a Member, the Board of Directors, at its option, may issue (but in no way is obligated to issue) a certificate representing the number of Units held by such Member in the Company, as of the date of such certificate. Any such certificate (i) shall be in form and substance as approved by the Board of Directors, (ii) shall not be negotiable and (iii) shall bear legends to the following effect:

(i)	“This certificate is not negotiable. The Units represented by this certificate are governed by and transferable only in accordance with the provisions of the Fourth Amended and Restated Limited Liability Company Agreement of BSR Trust, LLC, as amended from time to time.”

(ii)	“The Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any other state securities laws and may not be offered, sold or otherwise transferred unless such units are included in an effective registration statement under the Securities Act and under applicable state securities laws or an opinion of counsel acceptable to the Company has been delivered to the effect that registration of the Units under such laws is not required.”

ARTICLE IV.
MANAGEMENT

Section 4.1.        Management.

(a)          The business and affairs of the Company shall be managed by a Board of Directors (the “Board of Directors”) made up of individuals who are not required to be Members of the Company (each, a “Director” or collectively, the “Directors”). The number of Directors that shall constitute the whole Board of Directors shall be determined from time to time by resolution of the Board of Directors or Class A Unitholders, provided that the Company shall not have fewer than three (3) nor more than seven (7) Directors. In the event that at any time there are fewer Director(s) serving than the number of Directors set by resolution of the Board, then such vacancies on the Board may be filled as provided in Section 4.7. A Director shall devote to the Company such time as may be necessary for the proper performance of all duties of a Director under this Agreement, but a Director shall not be required to devote full time to the performance of such duties.

(b)          The Board of Directors shall direct, manage, and control the business of the Company. Except for situations in which the approval of the Members is expressly required by this Agreement, by the Certificate or by nonwaivable provisions of the Delaware Act, the Board of Directors shall have full and complete authority, power and discretion to manage and control

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the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company’s business.

(c)          Except as otherwise provided in this Agreement and the Investor Rights Agreement, in addition to any other rights and powers which it may possess, the Board of Directors shall have all specific rights and powers required for or appropriate to the operation and management of the business of the Company, which shall include, but shall not be limited to, the right and power:

(i)	to perform any and all acts necessary or appropriate in connection with the business of the Company;

(ii)	to sell, lease, sublease, assign, convey, transfer, exchange or otherwise dispose of any property of the Company;

(iii)	to borrow money, whether on a secured or unsecured basis, or refinance, recast, modify or extend any loan to the Company or which affects or is secured by the property and assets of the Company;

(iv)	to take and hold all property and assets of the Company, real, personal and mixed, in the name of the Company;

(v)	to cause the Company to execute and deliver deeds, deeds of trust, notes, leases, subleases, mortgages, bills of sale, financing statements, security agreements, easements and any and all other contracts, encumbrances and instruments necessary or incidental to the conduct of the business of the Company and the financing thereof;

(vi)	to appoint the officers of the Company and to grant to such officers authority to manage the business and affairs of the Company in a manner which is consistent with the provisions of this Agreement;

(vii)	to coordinate all accounting and clerical functions of the Company and employ such accountants, lawyers, investment bankers, directors, agents and other management or service personnel as may from time to time be required to carry on the business of the Company;

(viii)	to determine the working capital needs of the Company;

(ix)	to create a new class or series of Units and to designate the relative rights, preferences and limitations associated with such class or series including a new class or series with rights and preferences superior to existing classes of Units, to the extent allowable by law; and

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(x)	to issue additional Units and other Equity Interests and to admit recipients of such Units as Members.

(d)          Notwithstanding anything to the contrary set forth in this Agreement, so long as the Bailey/Hughes Holders collectively own, directly or indirectly, an Interest equivalent to at least 33% of the REIT Units and/or at least 33% of the REIT Units (both assuming all Class B Units are Redeemed for REIT Units), the Board of Directors may not, without the prior written consent of Bailey/Hughes Holders, cause the Company to take any of the following actions:

(i)	enter into a merger, consolidation or business combination, joint venture or other material transaction not in the ordinary course of business, in each case in which the Company does not survive such transaction;

(ii)	sell, assign, convey or otherwise dispose of all or substantially all of the Company’s assets;

(iii)	adopt any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or recapitalization or commencement of any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(iv)	add, change or remove any restriction on the business or businesses that the Company may carry on;

(v)	effect any subdivision, re-division, consolidation, exchange, reclassification, reorganization, recapitalization, split, combination or similar change in any units or other securities of the Company;

(vi)	change the size of the Board of Directors of the Company; or

(vii)	agree or commit to any of the preceding.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, the following decisions or actions shall require the approval of two-thirds (2/3) of the Directors (which approval may be granted by way of delegation of authority); provided, however, that if a Director has an interest in a decision or action, such Director shall abstain from voting thereon and the following decisions and actions shall require the approval of two-thirds (2/3) of the other Directors:

(i)	amend, alter or repeal any provision of this Agreement (including pursuant to a merger);

(ii)	issue shares of stock of the Company to any person other than the current holder of Class A Units;

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(iii)	authorize or permit any acquisitions by or dispositions or refinancings of any real property of the Company or any subsidiary;

(iv)	grant a security interest in any real property of the Company or any subsidiary in connection with any indebtedness of the Company or any subsidiary;

(v)	authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of interests in the Company or other equity securities(including any security convertible into or exercisable for any interests in the Company or other equity securities);

(vi)	finally determine and establish, or modify or amend, an annual operating budget or capital budget for the Company for any given year;

(vii)	enter into any material agreement, transaction, or understanding with any employee, officer, director or Affiliate of the Bailey/Hughes Holders; or

(viii)	agree to do any of the foregoing.

Section 4.2.        Action of the Board of Directors.

(a)          A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, and decisions of a majority of all of the members of the Board of Directors (and not just those present) shall constitute decisions of the Board of Directors.

(b)          No Director shall be entitled to vote on any matter before the Board of Directors if such Director knowingly has a financial interest in the outcome of such matter (other than such Director’s financial interest as a creditor or Member of the Company, or Affiliate of such creditor or Member of the Company). In the event a Director knowingly has a financial interest (other than such Director’s financial interest as a creditor or Member of the Company, or Affiliate of such creditor or Member of the Company) such Director shall indicate to the Board of Directors the nature of the interest and the Secretary shall note for the record that the Director did not vote by reason of conflict of interest. In situations in which a Director or Directors do not vote by reason of conflict of interest, the matter pending before the Board of Directors shall be decided on the basis of a majority vote of the non-conflicted Directors (as if all such Directors were present and participated in such vote). A Director or Directors having a conflict of interest as set forth herein shall be counted for purposes of establishing a quorum provided such Director or Directors are present at the meeting. The fact that a Director or Directors have not voted by reason of conflict of interest shall in no way affect the validity of an act or actions taken regarding the matter before the Board of Directors, so long as the requisite number of non-conflicted Directors voted in favor of such action.

(c)          Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, after at least one (1) business day prior notice (in writing or by

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electronic transmission) to each Director, if consented to, in writing or by electronic transmission, by Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Directors entitled to vote thereon were present and voted.

(d)          The Board of Directors may fix by resolution the place, date and time for the holding of regular meetings, in which case no notice of such regular meetings need be given to the Directors; provided, however, that if the Board of Directors fixes or changes the time or place of any regular meeting, notice of such action shall be given to each Director not present at the time such action was taken. Any two Directors, the Company’s chief executive officer, the Chairman of the Board of Directors or Members holding ten percent (10%) of all Class A Units may call a special meeting of the Board of Directors by providing notice to each member of the Board of Directors. Notice of any meeting of the Board of Directors may be waived by unanimous vote of the Board of Directors before, at or after the meeting. Directors may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

(e)          The Board of Directors may adopt such bylaws and regulations to govern the conduct of its business as are consistent with this Agreement and as the Board of Directors deems appropriate.

Section 4.3.        Requirement of Pre-Approval from HUD for Certain Directors. So long as the Company owns, develops or operates any property affiliated with HUD, to the extent so required by HUD, the appointment of any Director shall first be approved by HUD through HUD’s previous participation clearance process.

Section 4.4.        Nomination, Election and Terms of Office of Board of Directors.

(a)          The Class A Unitholders, by vote of a majority of outstanding Class A Units, shall elect the Directors annually. At all times a majority of the Directors shall be residents of the United States of America and a majority of the Directors shall be individuals who are neither employed by or Affiliated with the Bailey/Hughes Holders.

(b)          The Directors of the Company shall serve one year terms until their successors are elected and qualified or until their death, resignation or removal.

Section 4.5.        Resignation. A Director of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of a Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Director who is also a Member shall not affect such Director’s rights as a Member and shall not constitute a withdrawal or resignation as a Member.

Section 4.6.        Removal. Any Director may be removed at any time, with or without cause, by the Members holding a majority of the outstanding Class A Units of the Company.

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The removal of a Director who is also a Member shall not affect the Director’s rights as a Member and shall not constitute a withdrawal as a Member. In the event there are no individual Directors serving at any time, the Class A Unitholder(s) shall serve as the managing Member or managing Members, as the case may be, and shall have the authority to manage the Company as granted to the Directors herein.

Section 4.7.        Vacancies.

(a)          If for any reason a Director ceases to be a Director, such event shall not terminate the Company or affect the Agreement.

(b)          Any vacancy on the Board of Directors may be filled by the Board of Directors to serve out the unexpired term of the vacancy.

Section 4.8.        Director Has No Exclusive Duty To Company. A Director shall not be required to manage the Company as its sole and exclusive function and a Director may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of a Director or to the income or proceeds derived therefrom.

Section 4.9.        Officers.

(a)          The Board of Directors may, from time to time, designate one or more officers with such titles as may be designated by the Board of Directors to act in the name of the Company with such authority as may be delegated to such officer(s) by the Board of Directors or as otherwise provided in this Section 4.9. Any such officer shall act pursuant to such delegated authority until such officer is removed by the Board of Directors. Any action taken by an officer designated by this Agreement or the Board of Directors pursuant to authority delegated to such officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in this Agreement and any instrument designating such officer and the authority delegated to it. The Board of Directors may remove any officer without having to amend this Agreement to effect such removal.

(b)          The Company may have a chief executive officer, a president, a secretary, a treasurer, and such other officers as may be designated by the Board of Directors as provided in this Section 4.9. Each officer shall serve at the pleasure of the Board of Directors. The same individual may hold any two or more offices.

(c)          If appointed, the chief executive officer shall have general responsibility for implementation of the policies of the Company, as determined by the Board of Directors, and for the management of the business and affairs of the Company, including the day-to-day management of the business and affairs of the Company. The chief executive officer may

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execute bonds, mortgages, contracts or other documents in the name and on behalf of the Company.

(d)          If appointed, the president shall have general and active management of the operation of the Company subject to the authority of the Board of Directors. The president shall be responsible for the administration of the Company, including general supervision of the policies of the Company and general and active management of the financial affairs of the Company. The president may execute bonds, mortgages, contracts or other documents in the name and on behalf of the Company.

(e)          The Company may have one or more vice presidents, appointed by the Board of Directors, who shall perform such duties and have such powers as may be delegated by the Board of Directors, the chief executive officer or the president.

(f)           If appointed, the secretary shall keep minutes of all meetings of the Members and the Board of Directors and shall have charge of the minute books, shall be responsible for authenticating records of the Company, and shall perform such other duties and have such other powers as may from time to time be delegated to it by the chief executive officer, the president or the Board of Directors.

(g)          If appointed, the treasurer shall be responsible for the management of the financial affairs of the Company, and shall perform such other duties and have such other powers as may from time to time be delegated to it by the chief executive officer, the president or the Board of Directors.

(h)          The chief executive officer or the president may appoint, or the Board of Directors may elect, assistants to the secretary and treasurer and such other officers as it may designate from time to time, and delegate to such officers such duties and such powers as the president or the Board of Directors might deem advisable.

Section 4.10.    Authority of Others. No Member or Person shall have any power or authority to bind the Company unless such Member or Person has been authorized as an officer by or in accordance with Section 4.9 of this Agreement or otherwise has been authorized in writing by the Board of Directors to act as an agent or on behalf of the Company, and then only to the extent of such authorization.

Section 4.11.     Remuneration and Expenses. The Board of Directors shall be solely responsible for authorizing the payment of the salaries and benefits of any officer, employee or agent of the Company, and for establishing policies and procedures for the reimbursement of expenses incurred in performing services on behalf of the Company. The Board of Directors, in its sole discretion, shall reimburse all agents of the Company for Company Expenses.

Section 4.12.     Limitation. No member of the Board of Directors in its capacity as such shall individually transact any business in the name of the Company, have the power or authority to bind the Company or to sign any agreement or document in the name of the Company, or have

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any power or authority with respect to the Company except insofar as a vote or consent as a member of the Board of Directors which shall act as a body and not individually.

Section 4.13.     Restrictions on Management. The Board of Directors may not, without the consent or ratification of all the holders of Units: (i) take any action in violation of this Agreement or the Certificate, as may be hereafter amended in accordance herewith; (ii) do any act (other than merge with another Person or sell, exchange or otherwise dispose of properties or assets of the Company) which would make it impossible to carry on the ordinary business of the Company; (iii) possess any Company property, or assign rights in specific Company property, for other than a Company purpose; or (iv) do any act, except as set forth in this Agreement, which the Board of Directors is prohibited from doing under applicable law without such consent or ratification.

Section 4.14.     SIFT Trust. Notwithstanding any other provision in this Agreement, the Company may not take or refrain from taking any action that could result in the REIT becoming a SIFT trust for purposes of the Tax Act.

Section 4.15.     Employment and Retention of Affiliates.

(a)          Any Affiliate of the Board of Directors and the Members may be employed or retained by the Company and any Company-owned Entity and may otherwise deal with the Company and any Company-owned Entity (whether as a buyer, lessor, lessee, manager, furnisher of goods or services, broker, agent, lender or otherwise) and may receive from the Company and any Company-owned Entity any compensation, price, or other payment therefor which the Board of Directors determines to be fair and reasonable.

(b)          The Company may lend or contribute to any Company-owned Entity or other Persons in which it has an equity investment, and such Persons may borrow funds from the Company, on terms and conditions established in the sole and absolute discretion of the Board of Directors. The foregoing authority shall not create any right or benefit in favor of any Company-owned Entity or any other Person.

(c)          The Company may transfer assets to joint ventures, Company-owned Entities, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as the Board of Directors deems are consistent with this Agreement, applicable law and the Real Estate Investment Trust status of the Company.

(d)          Except as expressly permitted by this Agreement, neither the Board of Directors nor any of its Affiliates, other than the Company or the Company-owned Entities, shall sell, transfer or convey any property or assets to, or purchase any Property from, the Company or any Company-owned Entity, directly or indirectly, except pursuant to transactions that are, in the Board of Directors’ sole discretion, on terms that are fair and reasonable to the Company.

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ARTICLE V.

COMPANY CAPITAL CONTRIBUTIONS AND ASSETS

Section 5.1.        Capital Contributions of the Members. Members have made Capital Contributions to the Company in exchange for the Interests set forth on the books and records of the Company. Contributions of Property may be effected by direct conveyance to the Company or a Company-owned Entity, by merger, or by other method approved by the Board of Directors in its sole discretion. The Members shall own Units of the class and in the amounts set forth on the books and records of the Company, which shall be adjusted from time to time by the Board of Directors to the extent necessary to accurately reflect sales, exchanges, or other Transfers, redemptions, Capital Contributions, the issuance of additional Units or similar events having an effect on a Member’s Units. The Company shall maintain a Capital Account for each Member in a manner that complies with the requirements of this Agreement and applicable Regulations.

Section 5.2.        Additional Capital Contributions. Except as required by law or as otherwise provided in this Article V, the Members shall have no right or obligation to make any additional Capital Contributions or loans to the Company. The Members may make additional Capital Contributions to the Company, from time to time, and receive additional Interests in respect thereof, in the manner set forth below in this Article V.

Section 5.3.        Preemptive Rights. Except as set forth in the Investor Rights Agreement, no Person, including, without limitation, any Member, shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Interest.

Section 5.4.        Certain Deemed Contributions of Proceeds from Issuance of REIT Units. In connection with any and all issuances of REIT Units, the REIT shall contribute any proceeds therefrom to US Holdco and US Holdco shall make Capital Contributions to the Company in the amount of such proceeds; provided, that if the proceeds actually received and contributed by the REIT to US Holdco and subsequently from US Holdco to the Company are less than the gross proceeds from the issuance of the REIT Units as a result of any underwriter’s discount or other REIT expenses, then, for purposes of this Agreement and for U.S. federal income tax purposes, US Holdco shall be deemed to have made Capital Contributions to the Company in the aggregate amount of the gross proceeds from such issuance and the Company shall be deemed simultaneously to have paid such offering expenses in accordance with Section 4.11 hereof.

Section 5.5.        Intentionally Deleted.

Section 5.6.        No Interest on Capital Contributions. No Member shall be entitled to interest on its Capital Contribution.

Section 5.7.        Return of Capital Contributions. No Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Company, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Member or withdrawn Member any part of such Member’s Capital Contribution for so long as the Company continues in existence.

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ARTICLE VI.
ALLOCATIONS

Section 6.1.        Allocations of Profits or Losses. Profits and Losses for any Fiscal Year shall be allocated to the Members pro rata in accordance with their holdings of Units.

Section 6.2.        Special Allocations. The following special allocations shall be made in the following order before allocations of Profit or Loss are made:

(a)          Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Gross Income for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in such sections of the Regulations and shall be interpreted consistently therewith.

(b)          Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article VI except Section 6.2(a), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Minimum Gain (determined in accordance with Regulation Section 1.704-2(i)(5)) as of the beginning of such year shall be specially allocated items of Gross Income for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.7042(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith.

(c)          Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4)-(6), items of Gross Income shall be specially allocated to each Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 6.2(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.2(c) were not in this Agreement.

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(d)          Gross Income Allocation. In the event any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Gross Income in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.2(d) shall be made only if and to the extent that such member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for this Section 6.2 have been made as if Section 6.2(c) and this Section 6.2(d) were not in the Agreement.

(e)          Company Nonrecourse Deductions. Company Nonrecourse Deductions for any Fiscal Year shall be allocated among the Members as follows: (i) a percentage to the Class B Unitholders equal to the percentage of REIT Units the Class B Unitholders would have received at the end of the Fiscal Year if all Class B Unitholders had exercised their Redemption Right and received solely REIT Units, and among such Class B Unitholders pro-rata based on the number of Class B Units held and (ii) 100% minus the percentage allocated in (i) to the Class A Unitholders pro-rata based on the number of Class A Units held.

(f)           Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(2).

Section 6.3.        Curative Allocations. The allocations set forth in Sections 6.2(a), (b), (c), (d), (e) and (f) are intended to comply with certain regulatory requirements, including the requirements of Sections 1.704-1(b) and 1.704-2 of the Regulations. In the event that any Gross Income, Profit (or items thereof), or Loss (or items thereof) are allocated pursuant to Section 6.2, subsequent Gross Income, Profit (or items thereof), or Loss (or items thereof) will first be allocated to the Members in a manner that will result in each Member having a Capital Account balance equal to that which would have resulted if the original allocation of Gross Income, Profit (or items thereof), Loss (or items thereof) or deductions pursuant to Section 6.2 had not occurred; provided, however, no allocations pursuant to this Section 6.3 that are intended to offset allocations pursuant to Sections 6.2(a) or 6.2(b) shall be made prior to the taxable year during which there is a net decrease in Member Nonrecourse Debt Minimum Gain or Company Minimum Gain, and then only to the extent necessary to avoid any potential economic distortions caused by such net decrease in Member Nonrecourse Debt Minimum Gain or Company Minimum Gain, and no such allocation pursuant to this Section 6.3 shall be made to the extent that the Board of Directors reasonably determines that it is likely to duplicate a subsequent mandatory allocation pursuant to Sections 6.2(a) or 6.2(b).

Section 6.4.        Tax Allocations — Code Section 704(c). In accordance with Code Section 704(c) and the related Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will be allocated, solely for tax purposes, among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and the Book Value of the

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property. Any elections or other decisions relating to allocations under this Section 6.4 will be made in any manner that the Board of Directors determines reasonably reflects the purpose and intention of this Agreement and in accordance with any permissible method under Section 704(c) of the Code. Allocations under this Section 6.4 are solely for purposes of U.S. federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profit, Loss or other items or distributions under any provision of this Agreement.

Section 6.5.        Other Allocation Rules. For purposes of determining the Profit, Loss, or any other item allocable to any period, Profit, Loss, and any such other item shall be determined on a daily, monthly, or other basis, as determined by the Board of Directors using any permissible method under Section 706 of the Code and the Regulations thereunder.

Section 6.6.        Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amounts of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

Section 6.7.        Allocations Between Transferor and Transferee. If a Member transfers any part or all of its Interest, the distributive shares of the various items of profit and loss allocable among the Members during such Fiscal Year of the Company shall be allocated between the transferor and the transferee Member either (i) as if the Company’s Fiscal Year had ended on the date of the Transfer, or (ii) based on the number of days of such Fiscal Year that each was a Member without regard to the results of Company activities in the respective portions of such Fiscal Year in which the transferor and the transferee were Members. The Board of Directors, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Member.

Section 6.8.        Compliance with Section 514 of the Code. It is the intent of the Members that the tax allocations of the Company will meet the requirements for “substantial economic effect” of Section 704 of the Code and the Regulations or similar authority promulgated thereunder, and further that the allocations will satisfy the provisions of Section 514(c)(9)(E) of the Code, or any similar successor provision. The allocations set forth herein shall be interpreted consistently with the foregoing intent, and shall be amended, if necessary, in order to accomplish this purpose; provided, however, that if the Company does not incur “acquisition indebtedness” within the meaning of Section 514(c) of the Code, then the allocations of Profit and Loss shall not be affected by any provision in this Article VI which, if applicable, would alter the otherwise applicable allocation of Profit and Loss to comply with Section 514(c)(9)(E) of the Code

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ARTICLE VII.
DISTRIBUTIONS

Section 7.1.        Real Estate Investment Trust Distribution Requirements. The Board of Directors shall use its commercially reasonable efforts to cause the Company to distribute amounts sufficient (and within the appropriate time) to enable the REIT to (a) meet its distribution requirement for qualification as a Real Estate Investment Trust as set forth in Section 857 of the Code and (b) avoid any U.S. federal income or excise tax liability imposed by the Code.

Section 7.2.        Distribution of Cash.

(a)          The Company may distribute cash on a monthly (or, at the election of the Board of Directors, more or less frequent) basis, in an amount determined by the Board of Directors in its sole discretion, to the Members who are Members on the Company Record Date with respect to such month (or other distribution period) in accordance with Section 7.2(b). Distributions will be made within fifteen (15) days of the end of the month and in any event sufficiently in advance of the corresponding Distribution Date (as defined in the Declaration of Trust) of the REIT for it to be able to make the applicable distribution to holders of REIT Units on such date.

(b)          Subject to the provisions of Sections 7.1, 7.2(a), 7.2(c), 7.2(d), 7.4 and 8.11 of this Agreement, distributions shall be made to the Members such that distributions made to the Class B Unitholders will be equal on a per unit basis to the distribution that the Class B Unitholders would have received on the corresponding Distribution Date (as defined in the Declaration of Trust) if such Class B Units had been Redeemed for REIT Units immediately prior to the Company Record Date pursuant to Section 8.11 and the remainder of the distributions shall be made to the Class A Unitholders pro rata.

(c)          Notwithstanding any other provision of this Agreement, the Company is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under the Code or any other U.S. federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Member or other person in respect of which such deduction and withholding was made.

(d)          Whenever the Company is to pay any sum to any Member (including distributions under this Article VII), any amounts that such Member owes the Company may be deducted from that sum before payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Member or other person in respect of which such deduction and withholding was made.

(e)          In no event may a Member receive a distribution of cash with respect to a Class B Unit if such Member is entitled to receive a cash distribution as the holder of record of a REIT

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Unit for which all or part of such Class B Unit has been or will be Redeemed pursuant to Section 8.11.

Section 7.3.        No Right to Distributions in Kind. No Member shall be entitled to demand property other than cash in connection with any distributions by the Company.

Section 7.4.        Limitations on Return of Capital Contributions. Notwithstanding any of the provisions of this Article VII, no Member shall have the right to receive and the Board of Directors shall not have the right to make, a distribution which includes a return of all or part of a Member’s Capital Contributions, unless after giving effect to the return of a Capital Contribution, the sum of all liabilities of the Company, other than the liabilities to a Member for the return of his Capital Contribution, does not exceed the fair market value of the Company’s assets.

Section 7.5.        Distributions Upon Liquidation. Upon liquidation of the Company, after payment of, or adequate provision for, debts and obligations of the Company, including any Company Loans, any remaining assets of the Company shall be distributed to all Members in proportion to the positive balances of their Capital Accounts after Capital Accounts have been adjusted for the allocation of Gross Income, Profit and Loss (and items thereof) and the full amount of any prior distributions for the Fiscal Year during which such liquidation occurs. Notwithstanding any other provision of this Agreement, the amount by which the value, as determined in good faith by the Board of Directors, of any Property other than cash to be distributed in kind to the Members exceeds or is less than the Book Value of such Property shall, to the extent not otherwise recognized by the Company, be taken into account in computing Profit and Loss of the Company (or items thereof) for purposes of crediting or charging the Capital Accounts of, and distributing proceeds to, the Members, pursuant to this Agreement. To the extent deemed advisable by the Board of Directors, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

Section 7.6.        Compliance with Timing Requirements of Regulations. Notwithstanding anything in this Article VII to the contrary, in the event the Company is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions will be made to the Members who have positive Capital Account balances pursuant to Section 7.5 in a manner that complies with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

ARTICLE VIII.

MEETINGS AND RIGHTS OF MEMBERS

Section 8.1.        Annual and Special Meetings. Annual meetings of the Members, to the extent so called, may be held at such dates and at such times as may be designated from time to time by the Board of Directors. Unless otherwise prescribed by the Delaware Act, a special meeting may be called by the Board of Directors, by any two Directors or by Members holding

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at least ten percent (10%) of the Class A Units. There shall be no requirement for annual meetings.

Section 8.2.        Place of Meeting. The Board of Directors may designate any place as the place of any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company.

Section 8.3.        Notice of Meetings. Except as provided in Section 8.6, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, by or at the direction of the Board of Directors or Member(s) calling the meeting, to each Member entitled to vote at such meeting. Such notice shall be delivered as provided in Section 17.1. A waiver of notice in writing signed by the person entitled to such notice, whether before, at or after the meeting described therein, shall be equivalent to the giving of such notice.

Section 8.4.        Meeting of All Members. If all of the Members meet at any time and place and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Section 8.5.        Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 8.5, such determination shall apply to any adjournment thereof.

Section 8.6.        Quorum. Members holding a majority of the Class A Units, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, Members holding a majority of the Units entitled to vote so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting in accordance with Section 8.3. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members holding Units whose absence would cause less than a quorum.

Section 8.7.        Manner of Acting; Voting. The affirmative vote of Members holding a majority of the outstanding Class A Units, whether present in person or represented by proxy, shall be the act of the Members, unless the vote of a greater or lesser proportion, number, or class

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is otherwise required by the Delaware Act, the Certificate, this Agreement, or the Investor Rights Agreement.

Section 8.8.        Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly appointed attorney-in-fact. Such proxy shall be filed with the Board of Directors before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of execution, unless otherwise provided in the proxy.

Section 8.9.        Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by Members holding in the aggregate at least the minimum number of Units that are required to act under Section 8.7 and delivered to the Board of Directors for inclusion in the minutes or for filing with the Company records. Action taken under this Section 8.9 is effective when Members holding in the aggregate at least the minimum number of Units that are required to act under Section 8.7 have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member holding Units signs a written consent.

Section 8.10.    Management of the Company by Members. No Member in its capacity as such shall take part in the management or control of the business of the Company or transact any business in the name of the Company; shall have the power or authority to bind the Company or to sign any agreement or document in the name of the Company; shall have any power or authority with respect to the Company except insofar as a vote or consent of the Members shall be expressly required by this Agreement. The exercise by the Members of any of its voting or other rights pursuant to and in accordance with this Agreement shall not constitute participating in or management or control over Company business.

Section 8.11.     Redemption Right.

(a)          Subject to Sections 8.11(b), 8.11(c), 8.11(d) and 8.11(e) hereof, each Class B Unitholder shall, from time to time, have the right, but not the obligation (each, a “Redemption Right”), subject to the terms and conditions set forth herein, to require the Company to redeem (to “Redeem” or a “Redemption”) all or any portion of the Class B Units held by such Class B Unitholder (any such Class B Units, the “Tendered Units”), in exchange, alternatively, for either REIT Units or the Cash Amount, as determined by the Board of Directors as directed or delegated by the Trustees in its sole and absolute discretion, upon the earlier to occur of (i) the delivery of a Notice of Redemption at any time following the passage of twelve (12) months after the date of receipt of such Tendered Units, (ii) immediately prior to a merger, consolidation or sale of all or substantially all of the Company’s or the REIT’s assets or any similar transaction, or (iii) immediately prior to any transaction pursuant to which a majority of the Trustees then in office are to be replaced or removed which is not otherwise described in clause (ii) above (the events described in clauses (i) through (iii) above are referred to individually as a “Redemption Event” and collectively as the “Redemption Events”). The consideration issuable

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or payable, as the case may be, in respect of the Redemption of Tendered Units shall be issued or paid, as the case may be, on the Specified Redemption Date; provided, however, that the occurrence of a Redemption Event prior to the Specified Redemption Date shall not affect the obligations of the Company or the REIT, as applicable, to Redeem the Tendered Units in accordance with this Section 8.11. Any Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Company (with a copy to the REIT) by the Class B Unitholder exercising the Redemption Right (the “Tendering Party”) and such Notice of Redemption may be delivered to the Company (with a copy to the REIT) by a Tendering Party in advance of a Redemption Event to be automatically effective upon the occurrence of a Redemption Event. Any Notice of Redemption delivered in advance of a Redemption Event may be revoked by the Tendering Party upon delivery of written notice to the Company (with a copy to the REIT) at any time prior to the Redemption Event. A Tendering Party may not exercise the Redemption Right for less than one thousand (1,000) Class B Units or, if such Tendering Party holds less than one thousand (1,000) Class B Units, all of the Class B Units held by such Tendering Party. The Tendering Party shall have no right, with respect to any Class B Units Redeemed, to receive any distribution paid with respect to Class B Units if the record date for such distribution is after the Specified Redemption Date. On or before the close of business on the Cut-Off Date, the Company shall deliver written notice to the Tendering Party confirming details regarding the Board of Directors’ election to Redeem the Tendered Units for REIT Units, Cash Amount, or a combination of REIT Units and Cash Amount, as applicable.

(b)          If the Board of Directors elects to cause the Tendered Units to be Redeemed for REIT Units rather than the Cash Amount, then the REIT agrees that the REIT shall issue and cause to be delivered such REIT Units to the Tendering Party pursuant to the terms set forth in this Section 8.11(b). The percentage of the Tendered Units which are to be so Redeemed for REIT Units (rather than the Cash Amount) is referred to as the “Unit Applicable Percentage.” The percentage of the Tendered Units which are to be so redeemed for the Cash Amount (rather than REIT Units) is referred to as the “Cash Applicable Percentage.” In making such election to Redeem Tendered Units for the Cash Amount or REIT Units, the Board of Directors shall act in a fair, equitable and reasonable manner that neither prefers one Class B Unitholder over another nor discriminates against a Class B Unitholder. If the Board of Directors determines to Redeem any Tendered Units for REIT Units, rather than the Cash Amount, on the Specified Redemption Date, the Tendering Party shall tender such number of the Tendered Units in exchange for a number of REIT Units equal to the product of (i) the REIT Units Amount and (ii) the Unit Applicable Percentage. Such amount of REIT Units shall be delivered as duly authorized, validly issued and fully paid REIT Units, free of any pledge, lien, encumbrance or restriction, other than the REIT Unit Ownership Limit (as calculated in accordance with the Declaration of Trust) and any other restrictions provided in the Declaration of Trust, the Securities Act, relevant U.S. state securities or “blue sky” laws and the securities laws of the provinces and territories of Canada. Notwithstanding the provisions of Section 8.11(a) and this Section 8.11(b), the Tendering Parties shall have no rights under this Agreement that would otherwise be prohibited under the Declaration of Trust.

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(c)          If the Board of Directors elects to cause the Tendered Units to be Redeemed for the Cash Amount rather than REIT Units, the Tendering Party shall tender such number of Tendered Units in exchange for an amount of cash equal to the product of (i) the Cash Amount and (ii) the Cash Applicable Percentage. Any Cash Amount to be paid to a Tendering Party pursuant to this Section 8.11 shall be paid on the Specified Redemption Date. Notwithstanding the foregoing, the Company agrees to use its commercially reasonable efforts to cause the closing of the acquisition of Tendered Units for the Cash Amount hereunder to occur as quickly as reasonably possible.

(d)          Notwithstanding any other provision of this Agreement, the REIT and the Company may in their sole discretion place appropriate restrictions on the ability of the Class B Unitholders to exercise their Redemption Rights to prevent, among other things, (i) any Person from owning REIT Units in excess of the REIT Unit Ownership Limit and the Excepted Holder Limit, (ii) the REIT Units from being owned by less than one hundred (100) persons, (iii) the REIT from being “closely held” within the meaning of Section 856(h) of the Code, (iv) violations or what would be likely to constitute a violation of any applicable U.S. federal or state securities law, (v) violations of any provision of the Declaration of Trust, (vi) the REIT from being considered a “foreign private issuer” within the meaning of rule 3(b)-4(c) of the Exchange Act or any successor rule, and (vii) the Company from being considered a “publicly traded company” under Section 7704 of the Code. If and when the REIT or the Company determines that imposing such restrictions is necessary, the REIT or the Company shall give prompt written notice thereof to each of the Class B Unitholders, which notice shall be accompanied by a copy of an opinion of counsel to the Company which states that, in the opinion of such counsel, such restrictions are necessary in order to avoid having the Company violate one of the preceding clauses (i) through (vii).

(e)          In the event of a take-over bid that is accepted by the holders of not less than 90% of the REIT Units (determined as if all Class B Units have been redeemed for REIT Units) by a Person (including Persons acting jointly or in concert with such Person), the Company will have the right, subject to applicable law, to acquire outstanding Class B Units in exchange for an equal number of REIT Units, subject to adjustment for splits, consolidations and reorganizations in accordance with the Declaration of Trust.

(f)           Notwithstanding any other provision of this Agreement, each of the REIT and the Company, as the case may be, is authorized to take any action that it determines to be necessary or appropriate to comply with any withholding requirements with respect to the Redemption established under the Code or any other U.S. federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Member or other person in respect of which such deduction and withholding was made.

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ARTICLE IX.

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 9.1.        Liability.

(a)          Except as otherwise provided by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

(b)          Except as otherwise expressly required by law, a Member, in its capacity as Member, shall have no liability in excess of (i) the amount of its Capital Contributions, (ii) its share of any assets and undistributed Profits of the Company, and (iii) the amount of any distributions wrongfully distributed to it.

Section 9.2.        Exculpation.

(a)          No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement.

(b)          A Covered Person may in good faith rely and shall not be liable for acting or refraining from acting upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(c)          The Members agree that this Article IX does not provide exculpation with respect to liabilities that may arise with respect to any assets or liabilities contributed to the Company.

Section 9.3.        Duties and Liabilities of Covered Persons.

(a)          To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

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(b)          Whenever in this Agreement a Covered Person is permitted or required to make a decision in its “good faith” or under another express standard, the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or other applicable law.

Section 9.4.        Indemnification.  To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of willful misconduct, fraud or gross negligence with respect to such acts or omissions; provided, however, that any indemnity under this Section 9.4 shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof. The Members agree that this Article IX does not provide indemnification with respect to liabilities that may arise with respect to any assets or liabilities contributed to the Company.

Section 9.5.        Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 9.4 hereof.

ARTICLE X.

BOOKS, RECORDS AND REPORTS

Section 10.1.    Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books with respect to the Company’s business which books shall at all times be kept or made available at the principal office of the Company. The books of the Company shall be maintained, for financial reporting purposes, on the accrual basis in accordance with GAAP or IFRS, at the option of the Board of Directors, consistently applied.

Section 10.2.    Fiscal Year. The Fiscal Year of the Company shall be the calendar year, unless otherwise approved by all of the Members (the “Fiscal Year”).

Section 10.3.     Reports; Tax Information.

(a)          As soon as practicable after the close of each Fiscal Year, the Board of Directors shall deliver to the Members audited financial statements of the Company, or of the REIT if such statements are prepared solely on a consolidated basis with the REIT, for the Fiscal Year, including a balance sheet and statements of operations, cash flows and changes in equity, all of which shall be prepared in accordance with GAAP, or IFRS or accounting principles of the

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REIT, as applicable. In addition, as soon as practicable after the close of the first three fiscal quarters, the Board of Directors shall deliver to the Members unaudited financial statements of the Company, or of the REIT if such statements are prepared solely on a consolidated basis with the REIT for such fiscal quarter. The foregoing financial statements will be deemed to have been delivered to Members if they are filed on SEDAR.

(b)          The Board of Directors shall use reasonable efforts to furnish to the Members within ninety (90) days after the close of each taxable year of the Company the tax information reasonably required for federal, state and local income tax reporting purposes, if any, including, but without limitation, U.S. Federal tax Form K-1 and any similar form required by any state or local taxing authority.

Section 10.4.     Maintenance of Company Books. The Board of Directors shall maintain and preserve all Company books of account and other relevant documents in accordance with records retention policies and procedures approved by the Members. Each Member shall have full reasonable access during normal business hours to the books, records, and properties of the Company upon adequate advance notice to the Company of the particular need for access.

Section 10.5.     Partnership Representative.

(a)          John S. Bailey shall serve as the “partnership representative” (the “Partnership Representative”) within the meaning of § 6223 of Chapter 63C of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (as so amended, “New Subchapter 63C”).

(b)          The Partnership Representative shall have all of the powers and authority of a partnership representative under New Subchapter 63C and shall represent the Company at the Company’s expense and may expend Company funds for professional services and costs associated therewith.

(c)          Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings and to minimize the aggregate amount of tax, penalty and interest assessed against the Company and the Members as a result of any such proceedings.

(d)          The Partnership Representative shall provide to the Members prompt notice of any communication to or from, or agreements with, any federal, state, or local tax authority regarding any Company tax return or other Company tax matter, including a summary of the provisions thereof.

(e)          The Partnership Representative shall duly and timely elect under Section 6226 of the Code to require each Person who was a Member during the taxable year of the Company that was audited to personally bear any tax, interest and penalty resulting from adjustments based on such audit and shall notify each such Person (and the Service) of its share of such audit adjustments.

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(f)           If for any reason the Company is liable for any tax, interest or penalty as a result of such an audit, each Person who was a Member during the taxable year of the Company that was audited shall pay to the Company an amount equal to such Person’s proportionate share of such liability, based on the amount each such Person should have borne (computed at the tax rate used to compute Company’s liability) had the Company’s tax return for such taxable year reflected the audit adjustment, and the expense for the Company’s payment of such tax, interest, addition to tax and penalty shall be specially allocated to such Persons (or their successors) in such proportions.

(g)          To the extent permitted by any applicable Regulations, notices, or other rules or guidance issued by the Service, the Partnership Representative shall not, without the consent of all Members, (a) enter into any agreement with the Service to extend the period for assessing any tax that is attributable to any item that is the subject of an audit of an Affected Tax Return, (b), settle any audit of an Affected Tax Return, or (b), cause the Company to file a petition with the U.S. Tax Court, any U.S. District Court, or the U.S. Court of Federal Claims seeking judicial review of any final partnership adjustment.

(h)          The Members acknowledge and agree that the provisions of this Section 10.5 shall continue to apply even after a Person ceases to be a Member for any reason.

Section 10.6.     Taxation as a Partnership. The Company shall be treated as a partnership for U.S. federal and state and local income tax purposes, and no Member shall take any position contrary thereto, unless required by a binding decision of a court of competent jurisdiction or a final determination by the Internal Revenue Service or any state or local tax administrator.

Section 10.7.    Federal Tax Elections. The Company, in the sole discretion of the Board of Directors, may make all elections for federal tax purposes, including, but not limited to, an election to adjust the basis of the assets of the Company pursuant to Section 754 of the Code, and the adoption of accelerated depreciation or cost recovery methods, required or permitted to be made by the Company under the Code. A Member who acquired all or a part of its Interest by a transfer with respect to which an election is not in effect under Code Section 754, and to whom a transfer of property is made with respect to the transferred Interest within two (2) years after such transfer, may make the election to adjust the basis of the distributed property as provided in Code Section 732(d).

ARTICLE XI.
THE REIT

Section 11.1.    Restrictions on the REIT.

(a)          Subject to Section 11.1(b), the REIT shall not engage in any merger, consolidation or other combination or similar transaction with or into another Person or sale of all or substantially all of its assets (other than in connection with a change in the REIT’s province of incorporation or organizational form) in each case which results in (x) the holders of

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REIT Units immediately prior to such transaction not beneficially owning immediately after such transaction REIT Units entitled to fifty percent (50%) or more of the votes then eligible to be cast in the election of directors (or comparable governing body members) generally of the resulting entity in substantially the same proportions that they owned the REIT Units immediately prior to such transaction or event or (y) the persons who were Trustees immediately prior to such transaction not constituting at least a majority of the board of directors (or comparable governing body) of the resulting entity immediately after such transaction (a “Transaction”), unless:

(i)	as a result of such Transaction: (A) the Class B Unitholders will receive for each Class B Unit held by them an amount of cash, securities, or other property equal to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid in the Transaction to a holder of one REIT Unit in consideration of one REIT Unit, provided, that if, in connection with the Transaction, a purchase, tender or exchange offer (“Offer”) shall have been made to and accepted by the holders of more than 50% of the outstanding REIT Units, each Class B Unitholder shall be given the option to exchange its Class B Units for the greatest amount of cash, securities, or other property which a Class B Unitholder would have received in respect of its Class B Units had it received REIT Units on the exercise of its Redemption Right and sold, tendered or exchanged, pursuant to the Offer, the REIT Units received upon exercise of the Redemption Right immediately prior to the expiration of the Offer or (B) the Class B Unitholders will receive for the Class B Units an amount of cash, securities or other property (as applicable based upon the type of consideration and the proportions thereof paid to holders of REIT Units in the Transaction) determined as set forth pursuant to Section 7.1(b) or Section 8.11 hereof, as applicable; or

(ii)	the REIT is the surviving entity in the Transaction and either (A) the holders of REIT Units do not receive cash, securities, or other property in the Transaction or (B) all Members holding Class B Units receive (1) in exchange for their Units, an amount of cash, securities, or other property (expressed as an amount per REIT Unit) that is no less than the product of the Conversion Factor and the greatest amount of cash, securities, or other property (expressed as an amount per REIT Unit) received in the Transaction by any holder of REIT Units and (2) the holder of the Class B Units receives in exchange for the Class B Units, an amount of cash, securities or other property (as applicable based upon the type of consideration and the proportions thereof paid to holders of REIT Units in the Transaction) determined as set forth pursuant to Section 8.11 hereof.

(b)          The REIT may merge with or into or consolidate with another Person whereby the REIT is not the surviving entity and all holders of REIT Units do not receive cash in an amount

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equal to the fair market value of such REIT Units if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity (the “Survivor”), are contributed, directly or indirectly, to the Company as a Capital Contribution in exchange for Class A Units with a fair market value equal to the value of the assets so contributed as determined by the Survivor in good faith and (ii) the Survivor expressly agrees to assume all obligations of the REIT, as appropriate, hereunder. Upon such contribution and assumption, the Survivor shall have the right and duty to amend this Agreement as set forth in this Section 11.1(b). The Survivor shall in good faith arrive at a new method for the calculation of the Cash Amount, the REIT Units Amount and Conversion Factor for a Class B Unit after any such merger or consolidation so as to approximate the existing method for such calculation as closely as reasonably possible. Such calculation shall take into account, among other things, the kind and amount of securities, cash and other property that was receivable upon such merger or consolidation by a holder of REIT Units or options, warrants or other rights relating thereto, and which a Class B Unitholder could have acquired had such Class B Units been exchanged immediately prior to such merger or consolidation. Such amendment to this Agreement shall provide for adjustment to such method of calculation, which shall be as nearly equivalent as may be practicable to the adjustments provided for with respect to the Conversion Factor. The Survivor also shall in good faith modify the definition of REIT Units and make such amendments to Section 8.11 hereof so as to approximate the existing rights and obligations set forth in Section 8.11 as closely as reasonably possible. The above provisions of this Section 11.1(b) shall similarly apply to successive mergers or consolidations permitted hereunder.

Section 11.2.    REIT Participation. The REIT agrees that all business activities of the REIT, including activities pertaining to the acquisition, development or ownership of any Asset shall be conducted through the Company or one or more Company-owned Entities.

Section 11.3.    REIT Income. Notwithstanding anything to the contrary contained in this Agreement or in the Declaration of Trust, the REIT shall cause all income or other amounts earned by the REIT to be contributed to the Company if and to the extent required to pay distributions on the Class B Units pursuant to Section 7.2(b).

Section 11.4.    Takeover Bids. The provisions of [Section 7.23] of the Declaration of Trust are hereby incorporated into this Agreement and will be binding upon the Parties. If an offeror is entitled to acquire REIT Units issuable upon redemption of Class B Units pursuant to [Section 7.23] of the Declaration of Trust, such Class B Units will be exchanged for REIT Units in accordance with Section 8.11 and acquired by the offeror pursuant to [Section 7.23] of the Declaration of Trust.

Section 11.5.   REIT Information. The REIT will deliver to the Class B Unitholders copies of all proxy materials, information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of REIT Units at the same time and in the same manner as those materials are first sent to holders of REIT Units.

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ARTICLE XII.
TRANSFERS

Section 12.1.     Transfer.

(a)          Except as otherwise provided in Section 12.1(c) and 12.1(g) hereof and except for the pledge rights contained in Section 12.1(h) hereof, no Member may offer, sell, assign, hypothecate, pledge or otherwise transfer all or any portion of its Interest, whether voluntarily or by operation of law or at judicial sale or otherwise (collectively, a “Transfer”) without the prior written consent of the Board of Directors, which consent may be granted or withheld in its sole and absolute discretion. Any such purported transfer undertaken without such consent shall be considered to be null and void ab initio and shall not be given effect. The Board of Directors may require, as a condition of any Transfer to which it consents, that the transferor assume all costs incurred by the Company in connection therewith.

(b)          No Member may withdraw from the Company other than: (i) as a result of a permitted Transfer (i.e., a Transfer consented to as contemplated by clause (a) above or clause (c)  below or a Transfer pursuant to Section 12.3 below) of all of its Interest pursuant to this Article XII or (ii) pursuant to the Redemption of the Member’s Class B Units pursuant to Section 8.11. Upon the permitted Transfer or redemption of all of a Member’s Class A Units or Class B Units, such Member shall cease to be a Member.

(c)          Notwithstanding Section 12.1(a) and subject to Sections 12.1(d), 12.1(e), and 12.2(i) below, a Member may Transfer, without the prior consent of the Board of Directors, which consent will not be unreasonably withheld, all or a portion of its Interest to (i) a parent or parent's spouse, natural or adopted descendant or descendants, spouse of such descendant, or brother or sister, or a trust created by such Member for the benefit of such Member and/or any such person(s), of which trust such Member or any such person(s) is a trustee, (ii) a corporation controlled by a Person or Persons named in clause (i) above, or (iii) if the Member is an entity, its beneficial owners.

(c)          No Member may effect a Transfer of its Interest, in whole or in part, if, in the opinion of legal counsel for the Company, such proposed Transfer would require the registration of the Interest under the Securities Act or would otherwise violate any applicable U.S. federal or state securities or “blue sky” law (including investment suitability standards).

(d)          Notwithstanding anything else contained in this Agreement, no Member may effect a Transfer of its Class B Units, in whole or in part, unless (i) the conditions of such Transfer would not require the Person acquiring such Class B Units to make an offer to the registered holders of REIT Units to acquire REIT Units on the same terms and conditions under applicable securities laws if such Class B Units, and all other outstanding Class B Units, were converted into REIT Units at the then current Conversion Factor in effect immediately prior to such Transfer; or (ii) the Person acquiring such Class B Units submits an identical and contemporaneous offer for REIT Units to the registered holders thereof (having regard to timing, price, proportion of securities sought to be acquired and any other conditions thereto), and

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acquires such Class B Units along with a proportionate number of REIT Units actually tendered to such identical offer.

(f)           No Transfer by a Member of its Interest, in whole or in part, may be made to any Person if such transfer is effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code.

(g)          Section 12.1(a) shall not apply to the following transactions, except that the Board of Directors may require that the transferor assume all costs incurred by the Company in connection therewith:

(i)	any Transfer by a Member pursuant to the exercise of its Redemption Right under Section 8.11(a) hereof; or

(ii)	any Transfer by a Member that is a corporation or other business entity to any of its Affiliates or Subsidiaries or to any successor in interest of such Member;

provided that such Member shall give thirty (30) days prior written notice of any Transfer under Section 12.1(g)(ii) to the Board of Directors so that a determination can be made whether the transfer otherwise is prohibited under Sections 12.1(d) or 12.1(e).

(h)          Notwithstanding Section 12.1(a), a Member may pledge any or all of its Class B Units as collateral in any borrowing from an institutional lender upon receiving the consent of the Board of Directors to such pledge. The Member must seek such consent in writing and provide to the Board of Directors complete copies of the commitment letter, all loan documentation and any other materials deemed necessary in the Board of Directors’ discretion. Upon granting its consent, the Board of Directors will agree to issue a letter to such lender agreeing to exchange or redeem such Member’s Class B Units for the Cash Amount or REIT Units Amount upon a default by the applicable Member under such loan if (i) the lender and the applicable Member each request that such letter be issued; (ii) such loan transaction is deemed by the Board of Directors to be arm’s-length and not designed to circumvent this Agreement or the restrictions contained herein; and (iii) the applicable Member acknowledges that any such exchange or redemption could potentially cause a taxable event to such Member. In no event will the Board of Directors, the Company or the REIT guarantee or be liable to the lender or others for any such permissible loans wherein the Member’s Class B Units are used as collateral. The Interests shall be “securities” for the purpose of the Securities Transfer Act, 2006 (Ontario), similar legislation of other provinces and territories of Canada and Revised Article 8 of the Uniform Commercial Code.

(i)           No Transfer by a Member of any Class A Units or Class B Units may be made to a lender to the Company or to any Person who is related (within the meaning of Regulations Section 1.752-4(b)) to any lender to the Company whose loan constitutes a nonrecourse liability (within the meaning of Regulations Section 1.752-1(a)(2)), without the consent of the Board of Directors, which may be withheld in its sole and absolute discretion; provided, however, that as a

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condition to such consent the lender will be required to enter into an arrangement with the Company and the Board of Directors to Redeem, for either the Cash Amount or REIT Units, at the election of the Board of Directors, any Class B Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a Partner in the Company for purposes of allocating liabilities to such lender under Section 752 of the Code.

(j)           Any Transfer in contravention of any of the provisions of this Article XII shall be void and ineffectual and shall not be binding upon, or recognized by, the Company.

(k)          Prior to the consummation of any Transfer, under this Article XII, the transferor and/or the transferee shall deliver to the Board of Directors such opinions, certificates and other documents as the Board of Directors shall request in connection with such Transfer.

(l)           No Transfer by a Member of its Interest and allocable Units, in whole or in part, may be made to any Person if: (i) in the opinion of legal counsel for the Company, the transfer would result in the Company’s being treated as an association taxable as a corporation (other than a qualified REIT subsidiary within the meaning of Section 856(i) of the Code) or (ii) in the opinion of legal counsel for the Company, it would adversely affect the ability of the REIT to continue to quality as a Real Estate Investment Trust or subject the REIT to any additional taxes under Sections 857 or 4981 of the Code.

Section 12.2.     Admission of Substituted Member. Notwithstanding any other provisions of this Agreement, a transferee of Units shall become a substituted Member with respect to such transferred Units only when all of the following conditions are satisfied:

(a)          the parties to such transfer have executed an instrument of transfer and such other documents reasonably satisfactory to the Secretary of the Company (or such other person as designated by the Board of Directors) that such transferee agrees to be bound by all the terms of, and to undertake all of the obligations of, the transferring Member contained in this Agreement;

(b)          the transfer does not trigger a required transfer under Section 12.6;

(c)          the transferee shall have paid all reasonable legal fees and filing costs incurred by the Company in connection with the transferee’s substitution as a Member;

(d)          the transfer complies with federal and applicable state securities law, and, if requested by the Company, the transferor shall have delivered to the Company an opinion of counsel reasonably acceptable to the Company to such effect;

(e)          the transferee of the Units represents, warrants and acknowledges to the Company that it is acquiring the Interest solely for its own account, for investment purposes and not with a view to or for resale in connection with any distribution thereof; it understands that such Units has not been registered under the Securities Act by reason of specific exemptions under the provisions thereof; and it understands that the Company and the transferring Member are relying

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upon the foregoing representations for the purpose of determining whether the sale or transfer of the Units meets the requirements for such exemptions; and

(f)           the assignee has obtained the prior written consent of the Board of Directors to its admission as a Substitute Member, which consent may be given or denied in the exercise of the Board of Director’s sole and absolute discretion.

Section 12.3.     Rights of Unadmitted Assignees. A Person who acquires Units pursuant to the terms of this Agreement but who is not admitted as a substituted Member pursuant to Section 12.2 (an “Unadmitted Assignee”) hereof shall be entitled only to allocations and distributions with respect to such Units in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Delaware Act or this Agreement.

Section 12.4.     Effect of Bankruptcy, Death, Incompetence or Termination of a Member. The occurrence of an Event of Bankruptcy as to a Member, the death of a Member or a final adjudication that a Member is incompetent (which term shall include, but not be limited to, insanity) shall not cause the termination or dissolution of the Company, and the business of the Company shall continue if an order for relief in a bankruptcy proceeding is entered against a Member. The trustee or receiver of his estate or, if he dies, his executor, administrator or trustee or, if he is finally adjudicated incompetent, his committee, guardian or conservator shall have the rights of such Member for the purpose of settling or managing his estate property and such power as the bankrupt, deceased or incompetent Member possessed to assign all or any part of his Interest and to join with the assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Member.

Section 12.5.    General Transfer Provisions. All transfers pursuant to this Agreement shall be by instrument in form and substance satisfactory to counsel for the Company and shall contain an expression by the transferee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the transferor of all reasonable expenses incurred by the Company in connection with such assignment, including, without limitation, the necessary amendments to this Agreement to reflect such transfer.     The transferor shall execute and acknowledge all such instruments, in form and substance reasonably satisfactory to the Company and its counsel, as may be necessary or desirable to effectuate such transfer.

Section 12.6.    Required Transfer. The Board of Directors may require a Member to resign and transfer its Class B Units to the Company upon occurrence of any of the following events:

(a)          Any purported voluntary or involuntary transfer or encumbrance of all or any part of a Member’s Units, or any withdrawal by a Member, except as otherwise permitted by this Agreement, by a Member;

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(b)          Any material breach of this Agreement or the related subscription documents;

(c)          The Member is a Benefit Plan Investor and the aggregate Units held by all Benefit Plan Investors who are Members exceeds twenty-five percent (25%) of the total outstanding Units of the Company (excluding Units held by the Company and certain other persons and their respective affiliates); or

(d)          The purchase or ownership of Units by a Member would trigger a violation of or cause the Company to have to register under the Investment Company Act.

Section 12.7.    Notice of Required Transfer. Each Member has the obligation to notify the Board of Directors, in writing, of an occurrence of an event described in Section 12.6 within ten (10) days of the occurrence of such event. Within thirty (30) days from receipt of such notice, the Board of Directors shall give notice to such Member (the “Withdrawing Member”) of any determination to purchase the Withdrawing Member’s Units, which notice shall specify (i) a summary of the basis for such determination, (ii) a detailed description of the calculation and payment of the purchase price for such Units, and (iii) a proposed date and location for the closing of the repurchase.

Section 12.8.     Closing of Required Transfer. If the Company shall elect to purchase the Withdrawing Member’s Units, the closing of the purchase of such Units shall take place on the date agreed upon by the parties to the transfer. If the parties do not reach agreement on the date of closing, the closing shall occur no later than thirty (30) days after the Withdrawing Member’s receipt of the repurchase notice. Unless mutually agreed otherwise by the parties prior to the closing, the purchase price for the Units being sold shall be calculated and paid as follows:

(a)          If the required transfer is a result of an occurrence described in Section 12.6(a) or 12.6(b), the purchase price shall be equal to the lesser of the initial purchase price paid by such Withdrawing Member for the Units or the fair market value of such Units as determined by the Board of Directors, minus any costs incurred by the Company to effect such repurchase, including any legal and accounting fees.

(b)          If the required transfer is a result of an occurrence described in Section 12.6(c) or 12.6(d), the purchase price shall be equal to the lesser of the initial purchase price paid by such Withdrawing Member for the Units or the fair market value of such Units as determined by the Board of Directors.

Unless agreed otherwise by the parties, the Company shall pay the purchase price at the closing in cash or immediately available funds. At the closing, the Withdrawing Member shall execute and deliver such assignments and other instruments as may be reasonably necessary to evidence and carry out the transfer of such Units to the Company.

Section 12.9.    Effect on Withdrawing Member’s Interest. From the date of the repurchase notice, a Withdrawing Member shall have no right to vote under this Agreement and the Withdrawing Member’s Units will be excluded from any calculation of outstanding Units for

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purposes of any approval required of the Members under this Agreement. Without limiting the generality of any other provision of this Agreement, following sale of a Withdrawing Member’s Units, the Withdrawing Member shall have no rights in, or against, the Board of Directors, the Company, or any Member other than the right to receive payment for its Units in accordance with this Agreement.

Section 12.10. Joint Ownership of Interests. An Interest may be acquired by two individuals as joint tenants with right of survivorship, provided that such individuals either are married or are related and share the same home as tenants in common. The written consent or vote of both owners of any such jointly held Interest shall be required to constitute the action of the owner of such Interest; provided, however, that the written consent of only one joint owner will be required if the Company has been provided with evidence satisfactory to the counsel for the Company that the actions of a single joint owner can bind both owners under the applicable laws of the state of residence of such joint owners. Upon the death of one owner of an Interest held in a joint tenancy with a right of survivorship, the Interest shall become owned solely by the survivor as a Member and not as an assignee. The Company need not recognize the death of one of the owners of a jointly-held Interest until it shall have received notice of such death. Upon notice to the Board of Directors from either owner, the Board of Directors shall cause the Interest to be divided into two equal Interests, which shall thereafter be owned separately by each of the former owners.

Section 12.11. Hold Period. Without the prior written consent of the Underwriters and the Trustees, such consent shall not be unreasonably withheld:

(a)          for a period beginning at the closing of the Offering and ending twelve (12) months after the closing date of the Offering, except for transactions related to the Offering, none of the Class B Unitholders may, directly or indirectly, (i) offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any Units or REIT Units (other than any REIT Units purchased on the open market), financial instruments or securities convertible into or exercisable, exchangeable or redeemable for Units or REIT Units (other than any REIT Units purchased on the open market) (collectively, “BSR Securities”) (except for transfers to Affiliates, provided they remain Affiliates) or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of BSR Securities, whether any such transaction is to be settled by delivery of Units or REIT Units, other securities, cash or otherwise; and

(b)          for a period beginning at the closing of the Offering and ending eighteen (18) months after the closing date of the Offering, except for transactions related to the Offering, none of the Bailey/Hughes Holders may, directly or indirectly, (i) offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any BSR Securities (except for transfers to Affiliates, provided they remain Affiliates) or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of

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ownership of BSR Securities, whether any such transaction is to be settled by delivery of Units, REIT Units, other securities, cash or otherwise.

Notwithstanding the foregoing: (A) the Bailey/Hughes Holders shall be entitled to pledge their respective BSR Securities as collateral for a bona fide loan if the terms of such pledge expressly prohibit the party to which the pledge is granted from selling, directly or indirectly, the pledged BSR Securities during the eighteen (18) month period described above; (B) after the date that is one hundred and eighty (180) days after the closing date of the Offering, Class B Unitholders may transfer BSR Securities among themselves; provided that the Bailey/Hughes Holders may only acquire (and not sell) such securities; and (C) at any time the Bailey/Hughes Holders shall be entitled to transfer BSR Securities to other Class B Unitholders in exchange for securities of Ledic Realty Company, LLC provided that such proposed transfers are disclosed in the prospectus for the Offering and provided further that the terms of such transfer expressly prohibit the Class B Unitholders to whom the BSR Securities are transferred from selling, directly or indirectly, the transferred BSR Securities during the eighteen (18) month period described above.

ARTICLE XIII.

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1.    Generally. During its term, the Company shall continue unless the Members agree to its termination, and no Member shall file or pursue with respect to the Company any dissolution or liquidation, unless this Agreement specifically provides for such termination.

Section 13.2.     Dissolution.

(a)          The business of the Company shall be terminated, its affairs wound up and its property and assets distributed on the earlier to occur of the following (each, a “Liquidating Event”);

(i)	determination by the Members that the Company shall be dissolved and liquidated;

(ii)	an Event of Bankruptcy of the Company;

(iii)	the sale or other disposition of all or substantially all of the property and assets of the Company; or

(iv)	any other event causing dissolution of the Company under the Delaware Act.

(b)          The death, retirement, resignation, expulsion, Event of Bankruptcy or dissolution of a Member or the occurrence of any other event which terminates the continued membership of a Member in the Company shall not cause the dissolution of the Company. The termination and

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winding up of a series or class of Units shall not cause the dissolution unless such series or class is the only series or class of Units outstanding.

Section 13.3. Winding Up. As expeditiously as possible following the occurrence of a Liquidating Event, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company’s business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the assets have been distributed pursuant to this Section 13.3 and the Company has terminated. The Board of Directors shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the Company’s liabilities and assets, shall cause the assets to be liquidated (or distributed, as provided below) as promptly as is consistent with obtaining the fair market value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed first to the payment and discharge of all of the Company’s debts and liabilities to creditors, including Members, and the balance, if any, to the Members in accordance with Section 7.5.

Section 13.4.    Cancellation of Certificate. Upon the completion of the distribution of Company assets as provided in Section 13.3, the Company shall be terminated, and the Certificate shall be canceled and such other actions as may be necessary to terminate the Company shall be taken.

Section 13.5.    Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 13.3 in order to minimize any losses otherwise attendant upon such winding up.

Section 13.6.     Return of Capital. No Member shall be liable for the return of the Capital Contributions of any other Member, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.

Section 13.7.    Negative Capital Accounts. On a liquidation of the Company, no Member shall be required to pay to the Company or to any other Member any deficit amount in their Capital Account (such Account to be determined after the allocation of items provided for in Article VI). Additionally, no Member shall be required to pay to the Company or to any other Member any deficit balance which may exist from time to time in such Members’ Capital Account.

ARTICLE XIV.

REPRESENTATIONS AND WARRANTIES

Each Member represents and warrants to the other Members and the Company and agrees as follows:

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Section 14.1.     Power and Authority. Such Member has all necessary power and authority to execute, deliver and perform this Agreement and carry on its business.

Section 14.2.    Authorization and Enforceability. This Agreement has been duly authorized, executed and delivered by such Member and, assuming due authorization, execution and delivery by the other Members, constitutes a legal, valid and binding agreement of the Member, enforceable against such Member in accordance with its terms.

Section 14.3.    No Conflict. The execution, delivery and performance by such Member of this Agreement does not and will not (i) require the consent or approval of any Person, (ii) contravene any provision of any law applicable to such Member or to the properties or assets of such Member, (iii) conflict with, constitute a breach of, or contravene, the provisions of the certificate of incorporation and by-laws or other organization or governing documents of such Member, (iv) result in the creation or imposition of any liens on or with respect to the property and assets of such Member, or (v) result in the acceleration of, or constitute an event which, with the giving of notice or the lapse of time, or both, would be or become an event of default under, any contract or other instrument binding on such Member or its properties or assets.

Section 14.4.    No Broker’s Fees. No broker’s or finder’s fees or commissions or financial advisory fees with respect to the transactions contemplated by this Agreement are or will be payable by such Member.

Section 14.5.     Investment Representations.

(a)          THE MEMBERS EACH UNDERSTAND: (1) THAT THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, DELAWARE’S OR ANY OTHER STATE’S SECURITIES LAWS, OR ANY OTHER SECURITIES LAWS (COLLECTIVELY, THE “SECURITIES ACTS”) BECAUSE THE COMPANY IS ISSUING THESE UNITS IN RELIANCE UPON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACTS PROVIDING FOR THE ISSUANCE OF SECURITIES NOT INVOLVING A PUBLIC OFFERING; (2) THAT THE COMPANY HAS RELIED UPON THE FACT AND REPRESENTATION THAT EACH MEMBER IS ACQUIRING ITS UNITS FOR INVESTMENT PURPOSES AND NOT FOR PURPOSES OF RESALE OR DISTRIBUTION; AND (3) THAT EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACTS WOULD NOT BE AVAILABLE IF THE UNITS WERE ACQUIRED BY A MEMBER WITH A VIEW TO RESELL OR DISTRIBUTE.

(b)          ACCORDINGLY, EACH MEMBER HEREBY CONFIRMS TO THE COMPANY AND ITS ADVISERS THAT SUCH MEMBER HAS ACQUIRED OR IS ACQUIRING THE UNITS FOR SUCH MEMBER’S OWN ACCOUNT, FOR INVESTMENT, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF.

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ARTICLE XV.

APPOINTMENT OF ATTORNEY-IN-FACT

Section 15.1.    Appointment and Powers. Each Member hereby irrevocably constitutes and appoints the Directors, and each of them, with full power of substitution, as his, her, or its true and lawful attorney-in-fact, with full power and authority in his, her, or its name, place and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents, instruments, and conveyances as may be necessary or appropriate to carry out the provisions or purposes of this Agreement, including, without limitation, the following: (i) the Certificate; (ii) all other certificates and instruments and amendments thereto that the Board of Directors deems appropriate to qualify or continue the Company as a limited liability company in the jurisdiction in which the Company may conduct business; (iii) all instruments that the Board of Directors deems appropriate to reflect a change or modification of this Agreement in accordance with the terms of this Agreement; (iv) all conveyances and other instruments that the Board of Directors deems appropriate to reflect the dissolution and termination of the Company; (v) all fictitious or assumed named certificates required or permitted to be filed on behalf of the Company; (vi) any and all documents necessary to admit Members to the Company, or to reflect any change or transfer of a Member’s Units, or relating to the admission or increased Capital Contribution of a Member; and (vii) all other instruments that may be required or permitted by law to be filed on behalf of or relating to the Company and that are not inconsistent with this Agreement. The authority granted by this Section 15.1 is a special power of attorney coupled with an interest, is irrevocable, and (i) shall not be affected by the subsequent incapacity or disability of the Member; (ii) may be exercised by a signature for each Member or by a single signature of any such Person acting as attorney-in-fact for all of them; and (iii) shall survive the transfer by a Member of the whole or any portions of his, her, or its Units.

Section 15.2.    Presumption of Authority. Any Person dealing with the Company may conclusively presume and rely upon the fact that any instrument referred to above, executed by such Persons acting as attorney-in-fact, is authorized, regular, and binding, without further inquiry.

ARTICLE XVI.

LRC LIABILITIES AND BRANDON PLACE ACQUISITION DELAY

Section 16.1.     Effect of LRC Indemnities. To the extent that the Company is required to pay on a LRC Liability and does not receive full indemnification therefor, any such amounts paid by the Company for the LRC Liability shall not affect the amount distributable to the Class A Units and shall instead be repaid from the amount distributable to the Class B Units on a pro rata basis in accordance with the offset rights of the Company in Section 7.2(d).

Section 16.2.     Effect of Brandon Place Acquisition Delay.  In the event that the Company has not acquired (directly or indirectly) the property commonly known as Brandon Place, Oklahoma City, Oklahoma, on or before June 1, 2018, and to the extent that there are not sufficient reserves to cover the $37,948 per month of AFFO (as defined in the REIT’s prospectus

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dated May 11, 2018) that the Brandon Place acquisition is expected to contribute to the REIT during the period June 1, 2018 through March 31, 2019, such shortfall shall not affect the amount distributable to the Class A Units and shall instead be repaid from the amount distributable to the Class B Units on a pro rata basis in accordance with the offset rights of the Company in Section 7.2(d); provided, however, that in the event another acquisition is consummated by the REIT or any of its subsidiaries prior to the acquisition of Brandon Place, the AFFO from that acquired property shall offset the amount that is not being distributed because of the Brandon Place acquisition delay. This Section 16.2 shall no longer be applicable upon the earliest of (i) the acquisition of Brandon Place, (ii) March 31, 2019, or (iii) the date another acquisition(s) is consummated that results in the REIT generating AFFO per month of at least $37,948.

ARTICLE XVII.
MISCELLANEOUS

Section 17.1.    Addresses and Notices. The address of each Member for all purposes shall be the address set forth in Exhibit A hereto or such other address of which each other Member has received written notice. All communications or notices provided for or permitted hereunder shall be in writing, and may be personally delivered (including delivery by private courier services), or sent by telex, telecopy or other direct written electronic means (including email), charges prepaid, or by overnight express mail charges prepaid, to the Members entitled thereto at the addresses set forth in Exhibit A, or to such other address for any Member as such Member may from time to time designate to the others in such manner. Any communication or notice so personally delivered shall be deemed to have been validly and effectively given on the date of such delivery. Any communication or notice so transmitted by telex, telecopy or other direct written electronic means shall be deemed to have been validly and effectively given on the day on which it is transmitted so long as it is received during normal business hours. Any communication sent by overnight express mail shall be deemed to have been validly and effectively given on the day following the day on which it was deposited in the United States mail.

Section 17.2.     Amendment of Agreement.

(a)          Except as provided in Section 17.2(b) and in the Investor Rights Agreement, pursuant to the power of attorney granted in Section 15.1, the Board of Directors, without the consent of the Members, may amend this Agreement in any respect; provided, however, that the following amendments shall require the consent of Members holding at least 66.66% of the Class A Units:

(i)	any amendment affecting the operation of the Conversion Factor or the Redemption Right (except as provided in Sections 11.1(b) or 8.11(b) hereof) in a manner adverse to the Members;

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(ii)	any amendment that would adversely affect the rights of the Members to receive the distributions payable to them hereunder;

(iii)	any amendment that would alter the Company’s allocations of profit and loss to the Members;

(iv)	any amendment that would impose on any Member any obligation to make additional Capital Contributions to the Company or otherwise alter such Member’s right to receive distributions of cash or other property or allocations of items of income, gain, deduction loss or credit; and

(v)	any amendment to this Article XVII.

(b)          Notwithstanding anything to the contrary contained in this Agreement, no amendment, waiver or modification to this Agreement that would (i) adversely affect the Class B Unitholders or the Class B Units held by any of them in a manner different than holders of Class A Units, (ii) affect or alter the rights or obligations of the Class B Unitholders or the Class B Units held by any of them specifically granted in this Agreement, or (iii) amend, waive or modify the provisions of this Section 17.2(b) in any manner, shall be effective against the Class B Unitholders or the Class B Units held by any of them without the prior written consent of at least 66.66% of the Class B Units.

(c)          Notwithstanding anything to the contrary contained in this Agreement, the definition of “Conversion Factor” may not be amended without the prior consent of any stock exchange upon which the REIT Units trade if such prior consent is required by the rules of any such stock exchange upon which REIT Units trade.

Section 17.3.     Company Property; No Partition.

(a)          All property owned by the Company, whether real or personal, tangible or intangible, including, but not limited to, all inventions, processes, technical information, manufacturing and design know-how, software systems, trade secrets and other intellectual property, shall be deemed to be owned by the Company as an entity, and no Member, by itself, shall have any ownership interest in such property.

(b)          No Member or successor in interest to any Member may have any property of the Company partitioned, or file a complaint or institute any proceeding at law or in equity to have the property partitioned, and each Member for itself, its successors, representatives, and assigns, hereby waives any right to proceed under any applicable law or otherwise to partition any Company property.

Section 17.4.    Survival of Rights. Subject to the provisions hereof limiting transfers, this Agreement shall be binding upon and inure to the benefit of the Members and the Company and their respective legal representatives, successors, transferees and assigns.

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Section 17.5.     In Respect of the REIT. Each of the parties acknowledges the obligations of the REIT under this Agreement and that such obligations will not be personally binding upon any of the Trustees, any registered or beneficial holder of REIT Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse or satisfaction be sought from, by lawsuit or otherwise, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the REIT arising hereunder, and recourse for such indebtedness, obligations or liabilities of the REIT, as the case may be, will be limited to, and satisfied only out of, the assets of the REIT, as the case may be.

Section 17.6.     Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 17.7.     Pronouns and Plurals. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 17.8.     Further Action.    The parties shall execute and deliver all documents, provide all information and take or refrain from taking such action as may be necessary or appropriate to achieve the purpose of this Agreement.

Section 17.9.    Binding Effect. This Agreement shall bind and benefit the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 17.10.  Waiver. No failure by a party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 17.11.  Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart.

Section 17.12.  Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 17.13.  Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

Section 17.14.  No Third Party Beneficiary. The provisions of this Agreement, including, without limitation, Article V, are not intended to be for the benefit of and shall not confer any

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rights on any creditor or Person other than a Member in such Member’s capacity as a Member to whom any debts, liabilities or obligations are owed by the Company or any of the Members. Notwithstanding the preceding, Covered Persons, whether or not Members, are intended third party beneficiaries of Article IX.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto are signing this Agreement as of the day and year first written above.

[MEMBER SIGNATURES REDACTED (ORIGINAL SIGNED) - CONFIDENTIAL
INFORMATION]

Signature Page to

Fourth Amended and Restated Limited Liability Company Agreement

EXHIBIT A

LIST OF MEMBERS AND CLASS OF UNITS

[REDACTED - CONFIDENTIAL INFORMATION]

Exhibit A to

Fourth Amended and Restated Limited Liability Company Agreement

EXHIBIT B

BAILEY/HUGHES HOLDERS

[REDACTED - CONFIDENTIAL INFORMATION]

Exhibit B to

Fourth Amended and Restated Limited Liability Company Agreement

EXHIBIT C

NOTICE OF EXERCISE OF REDEMPTION RIGHT

In accordance with Section 8.11 of the Fourth Amended and Restated Limited Liability Company Agreement of BSR Trust, LLC (the “Agreement”), the undersigned hereby (i) presents for Redemption___________   Class B Units (as defined in the Agreement) in BSR Trust, LLC (the “Company”) in accordance with the terms of the Agreement and the Redemption Right referred to in Section 8.11 thereof, (ii) surrenders such Class B Units and all right title and interest therein, (iii) surrenders herewith any certificate or other writing evidencing the Class B Units (and requests that any Class B Units so evidenced that are not Redeemed be evidenced by the issuance of new certificate or writing) and (iv) directs that the “Cash Amount” or “REIT Units Amount” (as determined by the Board of Directors as directed by the REIT) deliverable upon exercise of the Redemption Right be delivered to the address specified below and, if REIT Units are to be delivered, such REIT Units be registered or placed in the name(s) and at address(es) specified below. Capitalized terms herein but not otherwise defined herein have the meanings ascribed to such terms in the Agreement.

Dated:

(Name of Member)

(Signature of Member)

(Mailing Address)

(City) (State) (Zip Code)

Signature Guaranteed By:

If REIT Units are to be issued, issue to:

Please insert social security number or identifying number:

Exhibit C to

Fourth Amended and Restated Limited Liability Company Agreement